Exhibit 99.1

Xueda Education Group Announces Chief Executive Officer’s Share Purchase Plan

BEIJING, Jan. 17, 2013/PRNewswire/ — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced that Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, has set up a purchase plan, under which Mr. Jin intends to use his personal funds to purchase up to 330,000 of the Company’s American Depositary Shares (“ADS”), effective from December 28, 2012 and valid through December 31, 2013.

Mr. Jin has informed the Company that he intends to make purchases under the plan from time to time on the open market at prevailing market prices pursuant to Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Mr. Jin said, “I am fully confident in Xueda’s long-term prospects, business strategy and market position.  My plan to purchase Xueda’s ADS with personal funds demonstrates my confidence in our business and our commitment to building long-term value for our shareholders.”

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 379 learning centers and 14,028 full-time teaching professionals, serving customers located in 73 economically developed cities across 28 provinces and municipalities as of September 30, 2012.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619
Email: zhouqi_1@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com